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John Giannopoulos

Owner, Sly Fox Brewing Company, Inc.

Greater Philadelphia Area · 182 connections · See contact info

Sly Fox Brewing Company,...

University of Virginia

Experience

Owner

Sly Fox Brewing Company, Inc.

Dec 1995 – Present · 23 yrs 6 mos

331 Circle of Progress Drive Pottstown, PA

Education

University of Virginia

BA, Economics

1978 – 1982

Skills & Endorsements

Beer · 11

Paul Becker and 10 connections have given endorsements for this skill

New Business Development · 6

Rick Drescher and 5 connections have given endorsements for this skill

Interests

University of Virginia
199,844 followers

Sly Fox Brewing Company
377 followers

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